FUSE SCIENCE, INC.

26135 N.W. 167th Street, #E-21

Miami Lakes, Florida 33015

May 25, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Jennifer Gowetski, Esq.
Folake Ayoula, Esq.

Re:	Fuse Science, Inc. (the “Company”)
Amendment No. 1 to Registration Statement
on Form S-1 (the “Registration Statement”)
Filed: April 17, 2012
File No.: 333-179682

Ladies and Gentlemen:

In response to the Staff’s letter of May 15, 2012, the Company hereby files Amendment No. 2 to the Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

1.	We note your revision to the document in response to Comment 3 of our comment letter dated March 20, 2012 where you state that “at no time, however, will the Conversion Price be reset below $0.12 per share as a result of a conversion price adjustment.” Please revise your disclosure to provide tabular disclosure, similar to the second table on page 15, of the total possible profit the selling stockholders could realize if the conversion price is adjusted to $0.12. Please provide the same tabular disclosure for the warrants. Finally, please revise the second table on page 16 accordingly.

Response:         The additional and revised tabular disclosure requested by the Staff has been added to pages 15 and 16 of the prospectus.

2.	We note your response to Comment 6 of our comment letter dated March 20, 2012 and the revised disclosure that does not appear complete. We will continue to monitor for an update relating to the requested disclosure.

Response:         The disclosure has been corrected as requested by the Staff.

Securities and Exchange Commission

Division of Corporation Finance

May 25, 2012

3.	We note your response to Comment 8 of our comment letter dated March 20, 2012 and the revised disclosure that you intend, and have a reasonable basis to believe, that you will have the financial ability to make all payments with respect to the financing. We further note that you had no revenue during the three month period ended December 2010 or 2011 and that, at December 31, 2011, you had a cash balance of $160,465 and current liabilities of $844, 471. Please tell us your basis for believing that you will have the financial ability to make all payments with respect to the financing.

Response:         We hereby call the attention of the Staff to the fact that as with all companies there is always a level of uncertainty that establishes a level of measured risk for the future. The Company is not immune to this reality however it is the firm belief of this executive team and board that our business strategy, revenue forecast and margin profile of the Company will produce adequate cash flow to service the financial obligations associated with the stated financing. The current management and board began management of the Company in April 2011. At this point the company was pre-revenue and in the startup phase. On December 31, 2011 we were still pre-revenue with a cash balance of $160,465 and current liabilities of $844,471. As of March 31, 2012 the Company is revenue producing from its initial launch for the EnerJel™ brand. The Company anticipates a series of brand launches planned for the balance of 2012. You will note from the unaudited condensed consolidated financial statements for the six months ended March 31, 2012 that the gross profit percentage generated from each dollar of product sales was 75.7%. Cash on hand was $1,064,000 and Current Liabilities total balance was approximately $890,000. With the launch of our ElectroFuse™ and PowerFuse™ Brands in July and the NutriFuse™ Brand in October, we anticipate the gross profit percentage to drop from 75.7% to 65% on a going basis as we build national distribution with retailers. Below you will find a near term distribution build forecast and a sales and gross profit forecast through the balance of 2012 to provide insight into the projected forward cash flows of the company that will aid in servicing our financial obligations in addition to preservation of cash on hand. The face value of all outstanding notes payable at March 31, 2012 was $3,709,000. These notes obligate the Company to approximately $79,000 of interest payments on a quarterly basis payable April 15, July 15, and October 15 for calendar 2012. If you assume the conversion rates of the promissory notes remain consistent with historical norms, then all of the convertible promissory notes outstanding at March 31, 2012 will be converted to equity prior to maturity of the notes. The $79,000 interest payments assume all promissory notes remain outstanding until maturity. With $1,000,064 on hand at March 31, 2012, plus the $3,300,000 forecasted Gross Profit Dollars, the interest payments for the balance of 2012 of $237,000 is 5.5% of the $4.3MM forecasted cash flows. Cash used in operations per quarter for the balance of 2012 and first quarter 2013 will be less than the cash used in the six months ending March 31, 2012 which included a one-time payment of $650,000 related to the execution of the Company's Mission Product Holdings, Inc. distribution agreement. Management believes with $1,000,064 cash on hand and the $3,300,000 forecasted cash generated through the balance of calendar 2012, the Company will be able to conservatively meet all interest payments associated with outstanding promissory notes for the stated period and beyond. In addition it is important to note that Management structured the convertible promissory note offering to include the Series “B” warrants which expire in September 2012. These warrants are designed to facilitate up to $3,169,000 in additional working capital for the Company.

Securities and Exchange Commission

Division of Corporation Finance

May 25, 2012

Brand	Retailer	Forecasted Month
EnerJel™	GNC	Jun-12
EnerJel™	200 Independent Pharmacies	Jun-12
ElectroFuse™ and PowerFuse™	Dick’s Sporting Goods	Sep-12
ElectroFuse™ and PowerFuse™	Modell’s	Sep-12
ElectroFuse™ and PowerFuse™	Olympia Sports	Sep-12
ElectroFuse™ and PowerFuse™	Golf Galaxy	Sep-12
ElectroFuse™ and PowerFuse™	24 Hour Fitness	Sep-12
ElectroFuse™ and PowerFuse™	BSN	Sep-12

	April 2012	May 2012	June 2012	July 2012	August 2012	September 2012	October 2012	November 2012	December 2012	Pro-forma Totals
Sales Forecast	$5,500	$7,800	$80,000	$240,000	$1,600,000	$1,200,000	$800,000	$640,000	$520,000	$5,093,300
Gross Profit%	75.7%	75.7%	75.7%	69.0%	64.0%	64.0%	65.0%	65.0%	65.0%
Gross Profit Dollars	$4,164	$5,905	$60,560	$165,600	$1,024,000	$768,000	$520,000	$416,000	$338,000	$3,302,228

4.	We note your response to Comment 9 of our comment letter dated March 20, 2012. Please clarify for us whether Mission Product Holdings, Inc. is affiliated with you or any selling shareholder. In addition, please file the licensing and distribution agreements with Mission Product Holdings, Inc. as an exhibit to the registration statement.

Response:         We hereby advise the Staff and have clarified the disclosure in the prospectus to reflect that Mission Product Holdings, Inc. is a non-affiliated party. In addition, we have filed the distribution and license agreements as Exhibits 10.20 and 10.21, respectively.

Securities and Exchange Commission

Division of Corporation Finance

May 25, 2012

5.	We note your response to Comment 10 of our comment letter dated March 20, 2012. Please revise the document by inserting an appropriate heading over the revised disclosure on page 17.

Response:         We have clarified the headings on current page 19 of the prospectus as requested by the Staff.

6.	We note that you are registering the sale of 110,165,174 of shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•	The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response:         We respectfully disagree with the Staff’s analysis in that the instant offering contemplated by the registration statement is not an offering “by or on behalf of the registrant,” as contemplated by Rule 415(a)(4) under the Securities Act of 1933.

Securities and Exchange Commission

Division of Corporation Finance

May 25, 2012

None of the selling stockholders is an affiliate of the Company, either by reason of the number of shares they beneficially own (giving effect to the “blocker” limitation as indicated in the Selling Stockholder’s table in the prospectus) or otherwise. Further, except as set forth in the footnotes to the “Selling Stockholders” table, no selling stockholder has any relationship to any other selling stockholder. None of these relationships result in a selling stockholder being deemed an affiliate of the Company.

Except for Capital Ventures International and Iroquois Master Fund Ltd., who each beneficially own approximately 20.9% of the shares being registered and Hudson Bay Master Fund, Ltd., who beneficially owns approximately 14.6% of the shares being registered (without giving effect to their respective 4.99%; 4.99% and 9.99% “blockers”), no selling stockholder beneficially owns more than 10% of the shares being registered. The shares being registered for Capital Ventures International, Iroquois Master Fund Ltd. and Hudson Bay Master Fund Ltd. (without giving effect to their respective blockers) constitute approximately 21.4%, 21.4% and 15.0% of the 107,528,352 shares of the Company’s common stock held by non-affiliates.

As disclosed in the registration statement:

(a)           The following selling stockholders received their shares in the February 2012 Financing:

Capital Ventures International

David E. Graber

Daniel M. Foley

Adam C. Lipson

Christopher J. Hubman

Eversoul Capital LLC

Slow Train Holdings, LLC

Iroquois Master Fund Ltd.

Empery Asset Master, Ltd.

Hartz Capital Investments, LLC

Evolution Capital, LLC

(b)         The following selling stockholders received their shares in the January 2012 Financing:

Richard Milman and Stacey Millman

Patrick Mitchell

Jonathan Manela

Sandra Lee Tipton Horning

Steven Rosenbleuth

Securities and Exchange Commission

Division of Corporation Finance

May 25, 2012

(c)         National Securities Corporation, Steven Freifeld and Vince Calicchia received their shares as compensation under the August 2011 investment banking agreement with the Company or for acting as placement agent for the February 2012 Financing.

(d)         Capital Ventures International, Iroquois Master Fund, Ltd., Hudson Bay Master Fund Ltd., Empery Asset Master, Ltd. and Hartz Capital Investors, LLC are engaged in the business of buying and selling securities. National Securities Corporation is a FINRA-registered broker-dealer.

Based on the foregoing, we believe that the instant offering is not an offering “by or on behalf of the registrant” as contemplated by Rule 415(a)(4).

Selling Stockholders, page 23

7.	We note your selling shareholder table on page 24 and the disclosure in footnote 2. We further note that you are registering 110,165,174 shares of your common stock for sale by the selling shareholders. It does not appear that all of the 110,165,174 shares are reflected in the table. Please tell us specifically how you determined the shares to be included in the table, provide total columns in the table and reconcile these share amounts with the total number of shares you are registering.

Response:         We have corrected the typographical errors in the Selling Stockholders table so that the total number of shares set forth in the second columns of the table agrees with the 110,165,174 shares we have registered.

8.	We note your response to Comment 11 of our comment letter dated March 20, 2012. Please revise your disclosure to include footnote 12 or advise.

Response:         We have corrected the footnote numbers in the “Selling Stockholders” table so they correctly correspond to the footnotes.

The Offering, page 7

9.	We note your disclosure where you state that the common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. At the end of this section, please include a summary of the most significant risks of investing in your shares.

Response:         We have added the requested summary of significant risk factors to the end of the section of the prospectus entitled “Prospectus Summary – The Offering.”

Securities and Exchange Commission

Division of Corporation Finance

May 25, 2012

Cautionary Note Regarding Forward-Looking Statements, page 5

10.	We note your response to Comment 14 of our comment letter dated March 20, 2012. Please remove references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Securities and Exchange Commission

Division of Corporation Finance

May 25, 2012

Response:         We have removed the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 from the “Cautionary Note Regarding Forward – Looking Statements” at page 5 of the prospectus.

Recent Developments, page 11

11.	We note your disclosure on page 11 and 18 about the consummation and generation of gross proceeds from the January 2012 Financing and the February 2012 Financing. Please explain to us how these financings and related proceeds are reflected in your financial statements.

Response:         Detailed explanation of the January 2012 Financing and the February 2012 Financing are disclosed under Notes six (6) and seven (7) of the unaudited condensed consolidated financial statements for the six months ended March 31, 2012 included in the registration statement. Proceeds in the amount of $135,000 of the February 2012 Financing were received in December 2011 and accordingly presented in "Cash and cash equivalents" of the Company’s December 31, 2011 Balance Sheet contained in the Company’s Quarterly Report on Form 10-Q for that period, as filed with the Commission. These promissory notes were issued in contemplation of the round of promissory notes referred to as the February 2012 Financing. No other proceeds related to 2012 Financings were received prior to December 31, 2011. The balance of the proceeds related to the February 2012 Financing and all of the January 2012 Financing were received in January and February 2012. Proceeds of both January 2012 and February 2012 are reflected in various balance sheet accounts as of March 31, 2012, including approximately $1,064,000 in Cash, $70,000 in Inventory and $613,000 in prepaid expenses. The prepaid expenses reflect amounts paid in connection with execution of the Company's distribution agreement with Mission Product Holdings, Inc. In addition, proceeds were used to pay down accounts payable and fund the Company's operation reflected in the Statement of Operations for the period ending March 31, 2012.

Risk Factors, page 18

12.	We note your response to Comment 22 of our comment letter dated March 20, 2012. Please revise this section to describe the risks relating to not yet having patents for your proprietary technology.

Response:         We have expanded the risk factor related to the absence of patents and the corresponding disclosure in the “Business” section of the prospectus as requested by the Staff.

Securities and Exchange Commission

Division of Corporation Finance

May 25, 2012

Historical information, page 36

13.	We note your response to Comment 24 of our comment letter dated March 20, 2012 and re-issue the comment in its entirety. Please reconcile your disclosure here with the disclosure in Part II of the registration statement under “Recent Sales of Unregistered Securities” and explain how you determined that the convertible notes have the face amount of $1,200,000.

Response:         We respectfully advise the Staff that there was a typographical error in the disclosure in Part II, Item 15. 21.6 units were sold in the September and October 2011 Financings, rather than 21.8 units as originally stated. Such disclosure has been corrected. The reconciliation of the $1.2MM in Sales of Unregistered Securities Face Value is below:

Description of "Recent Sales of Unresgistered Securities"	Investors	Units Sold	Dollar Value of Each Unit	Total Face Value of Promissory Notes
I. In May and June 2011, the Company sold 21 units in a private transaction to 10 investors, each unit consisting of a $25,000 principal amount, 8% one-year senior secured convertible promissory note (convertible @ $0.03/Share) and a warrant to purchase 833,334 shares of common stock at a price of $0.12 / Share.	10	21	$25,000	$525,000
II. In September and October 2011, the Company sold 21.6 units in a private transaction to five investors, each unit consisting of a $25,000 principal amount, 8% one-year senior secured subordinated convertible promissory note (Convertible @ $0.12 / Share) and warrants to purchase 104,167 shares of common stock @ $0.12 / Share.	5	21.6	$25,000	$540,000
IV. In December 2011 and January 2012, the Company issued 8% senior subordinated convertible notes with subscription option in a private transaction to three investors in the principal amounts of $75,000, $60,000 and $50,000, respectively. These notes were ultimately convertible subscriptions for the securities sold in the February 2012 financing described below.				$135,000

Totals	15	42.6		$1,200,000

Fiscal Year Financial Statements

Note 1.(b) Acquisitions and Business, page F-9

14.	We note your response to Comment 28 of our letter dated March 20, 2012. You indicate that the 24% interest in Newco held by Leonard Adler was converted into 67% of your outstanding shares at the time of the transaction, which appears to be inconsistent with the number of shares received by the other parties to the transaction as disclosed in the first paragraph on page 7 and the total number of shares outstanding before the transaction as disclosed on page F-5. Please clarify to us this apparent conflict and revise your disclosure as appropriate.

Response:         We respectfully advise the Staff that there was an inadvertent error in the original response to Comment 28 of the Staff’s March 20, 2012 consent letter. The correct ownership percentage for Leonard Adler at the time of the transaction is 5.9%, which is consistent with the disclosure in the registration statement.

15.	Tell us the value assigned to the patent and technology transferred by Mr. Durschlag to the Company and cite the authoritative literature upon which you relied for, and how it supports your accounting treatment.

Securities and Exchange Commission

Division of Corporation Finance

May 25, 2012

Response:         We hereby advise the Staff that no value assigned to the patent and technology transferred. If assets are acquired with measurable market values such as in a business acquisition, those shares would be valued based on the business value as determined under ASC 805. The patent and technology transferred was based on unproven technology which had no readily ascertainable value. The shares issued in the exchange were valued at $0.001. The 23,297,000 shares exchanged for such transfer would at best be valued at $23,297. Management assessed the assets purchased in the exchange and determined the value to be $0 which was confirmed by the Company’s auditors. The resulting entries from the assessment included a deduction for the value of the shares exchanged resulting in a net change to the equity section of $0.

Note 5: Convertible Notes Payable, page F-14

16.	We note your response to Comment 29 of our letter dated March 20, 2012. Please revise to adjust your presentation as indicated in your response.

Response:         We have revised the presentation in Note 5 to reflect the adjustment as requested by the Staff.

17.	We note your response to Comment 30 of our letter dated March 20, 2012. Please quantify the impact on the financial statements for each of the periods presented had you amortized the discount to the convertible notes payable over the life of the debt rather than over the five year life of the warrants. Also, provide us your SAB 108 materiality analysis.

Response:         We advise the Staff that had we amortized the discount to the convertible notes payable over the life of the debt rather than over the five year life of the warrants the Company would have recorded and additional $90,146 of interest expense for the year ended September 30, 2011 and $158, 991 of interest expense for the three months ended December 31, 2011. In determining materiality under SAB 108 we took a holistic approach and determined quantitative and qualitative factors. In quantifying the materiality level we employed both the "Iron Curtain Method" and the "Rollover Method". We considered many qualitative factors such as whether the misstatement could be construed as masking a change in earnings or other trends, whether the misstatement changed a loss into income or vice versa, whether the misstatement affects the Company's compliance and regulatory requirements, whether the misstatement had an effect on increasing managements compensation and many other qualitative factors. Our objective was to be able to conclude whether the misstatement in the financial report was determined to be material in light of the surrounding circumstances, that the magnitude of the item was such that it was probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion or correction of the misstatement. We found that the misstatement would not, in the judgment of a reasonable person relying on the report, change or influence their judgment by inclusion or correction of this misstatement. The misstatement, even on a cumulative basis does not change the Loss Per Share. In addition, please note that all the convertible promissory notes issued in June 2011, representing a face value of $525,000 were converted prior to the March 31, 2012 Balance Sheet currently included in the registration statement and a correcting entry was made to properly reflect the un-amortized discount on the balance of all other convertible promissory notes. Management anticipates the complete conversion of all other convertible promissory notes issued prior to December 2011 within fiscal year 2012.

Securities and Exchange Commission

Division of Corporation Finance

May 25, 2012

Interim Period Ended December 31, 2011

Note 2 . Restatement of the December 31, 2011 Balances

18.	Please tell us how you considered the filing requirements of Item 4.02 Form 8-K as it relates to your restatement of your previously issued interim financial statements.

Response:         The filing requirements as outlined under Item 4.02 of Form 8-K did not apply because the Company’s management and board of directors did not conclude nor did they receive any communication from the Company’s auditor that the Company’s financial statements, factoring in the errors, should no longer be relied on.

Note 5. Convertible Promissory Notes, page F-30

19.	We note your disclosure that the unamortized discount of $186,739 relating to the notes converted into stock will continue to amortize over the remaining life of the outstanding warrants which were issued in conjunction with these notes. Please tell us the authoritative literature upon which you relied and how it supports this accounting treatment.

Response:         The Company agrees with the Staff that the proper accounting treatment on the amortization period to be over the life of the promissory notes. The Company erroneously calculated the amortization period over the life of the warrants. Please note that the unamortized balance has been completely amortized at the March 31, 2012 Balance Sheet included in the prospectus date due to the full exercise of the outstanding warrants at such date.

Recent Sales of Unregistered Securities, page II-1

20.	We note your response to Comment 38 of our comment letter dated March 20, 2012. We continue to believe that you should revise your disclosure to make clear that the total consideration of $3,169,359 received for the senior convertible notes also includes the warrants. Refer to Item 701(c) of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

May 25, 2012

Response:         The disclosure in Item 15 of Part II has been revised in accordance with the Staff’s comment.

Exhibits

21.	We note your response to Comment 39 of our comment letter dated March 20, 2012. We continue to believe that you should file the senior convertible notes as an exhibit to the registration statement or advise.

Response:         The footnote reference following the “Senior Convertible Notes” in Item 16 of Part II has been corrected to have filing of the Notes incorporated by reference to the Company’s Current Report on From 8-K dated February 9, 2012, where they were originally filed as an Exhibit.

If you have any further questions or comments, kindly contact the undersigned at (305) 503-3873, Ext. 122 or our counsel, Dale S. Bergman, Esq. of Roetzel & Andress at (954) 462-4150.

Very truly yours,

FUSE SCIENCE, INC.

By:	/s/ Brian Tuffin
BrianTuffin,
Chief Executive Officer